Royal Equine Alliance Corp.
                       269 South Beverly Drive, Suite 1222
                         Beverly Hills, California 90212


August 9, 2007

VIA EDGAR,

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of Small Business
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Request for acceleration of the effective date of the Registration Statement on Form SB-2 of Royal Equine Alliance Corp.
      Filed July 11, 2006
      File No. 333-139552

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form SB-2 Registration Statement of Royal Equine Alliance Corp. be declared effective on Friday, August 10, 2007 at 4pm ETD or on such earlier or later date and time as the Commission acting pursuant to this
Section 8(a) shall determine.

Royal Equine Alliance Corp. acknowledges that

o should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call us at (310) 882-6830 or our attorney, Joseph I. Emas at 305-531-1174.

Yours truly,

By: /s/ Michael Schlosser
    ---------------------

Michael Schlosser